Exhibit 99.1

Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q4 2011

TORONTO, Nov. 2, 2011 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable December 30, 2011, to shareholders of record at the close of business on November 23, 2011. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on December 30, 2011, to shareholders of record at the close of business on November 23, 2011: $0.296875 per Series 1 share; $0.30 per Series 2 share; $0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per Series 5 share.

The following quarterly dividends on its Class A Non-Cumulative Rate Reset Preferred Shares, also payable on December 30, 2011, to shareholders of record at the close of business on November 23, 2011: $0.375 per Series 6R share; $0.271875 per Series 8R share; and $0.37664 per Series 10R.

Dividends payable on December 30, 2011 to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares issued from treasury at a 2% discount to the volume weighted average market price determined in accordance with the Plan. This discount does not apply to common shares acquired by participants through the optional cash purchase feature of the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:
Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:12e 02-NOV-11